Juan Figuereo
Executive Vice President & Chief Financial Officer
Revlon, Inc.
One New York Plaza
New York, NY 10004
Phone: 212-527-6645
E-mail: juan.figuereo@revlon.com

VIA EDGAR	June 10, 2016

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revlon, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 26, 2016
File No. 1-11178

Dear Mr. Cash:

Please find below the response of Revlon, Inc. (“Revlon”) to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 1, 2016 (the “Comment Letter”), relating to Revlon, Inc.’s Form 10-K for the year ended December 31, 2015, filed with the Commission on February 26, 2016.  For the Staff’s convenience, we have repeated the Staff’s comment in the Comment Letter below (in italic type) before Revlon’s response.

Consolidated Financial Statements

Note 16 – Income Taxes, Page F-49

1.	You indicate on page F-50 that the decrease in the deferred tax valuation allowance during 2015 was primarily due to a reduction of the company’s valuation allowance on deferred tax assets of jurisdictions outside of the U.S. Please tell us and revise your disclosure in future filings to provide:

	●	the amount of the valuation allowance released in 2015
	●	the specific foreign jurisdictions the valuation allowance release was related to
	●	the reasons for the valuation allowance release; and
	●	a discussion of the positive and negative evidence that you considered in your analysis.

COMPANY RESPONSE: The Company provides a valuation allowance for those deferred tax assets for which, in the opinion of the Company's management, it is more likely than not that the deferred tax assets will not be realized. At December 31, 2015, the deferred tax valuation allowance primarily represented amounts for foreign tax loss carryforwards and certain U.S. state and local tax loss carryforwards. After considering all available evidence, including recent history of cumulative income, improved earnings trends and expected taxable income, and no history of net operating losses expiring unused, as well as the absence of any significant negative evidence, the Company released an $18.4 million valuation allowance against certain deferred tax assets in the U.K.  Overall, the deferred tax valuation allowance decreased by $10.0 million during 2015, which was primarily due to the reduction of the Company's valuation allowance in the U.K., partially offset by additional valuation allowances on current period net operating losses incurred in certain jurisdictions.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 10, 2016

The Company will revise its future filings to include a discussion, in substantially the form as summarized above, related to the details surrounding the reduction of the Company’s valuation allowance on deferred tax assets in 2015 or in future periods, as applicable.

The Company hereby acknowledges to the Commission that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-6645, or Brett Nadritch or David Zeltner at Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5301, if you have any questions or need any additional information.

Sincerely,

/s/ Juan Figuereo

Juan Figuereo Executive Vice President &
Chief Financial Officer
Revlon, Inc.

cc:	Mitra Hormozi, Esq.
Executive Vice President & General Counsel
Revlon, Inc.
Phone: (212) 527-5188

Brett Nadritch, Esq. and David Zeltner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Phone: (212) 530-5100